Exhibit 3.2A

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF SOLAR POWER, INC.

The undersigned, Min Xiahou and Roger Yu hereby certify that:

ONE:            Min Xiahou is the duly elected Chief Executive Officer and Roger Yu is the acting Secretary of Solar Power, Inc., a California corporation (“Corporation”).

TWO:          Article Three of the Amended and Restated Articles of Incorporation of the Corporation shall be amended to read in full as follows:

“THIRD:     This corporation is authorized to issue two classes of shares designated “Common Stock” and “Preferred Stock,” respectively. The total number of shares of Common Stock this corporation is authorized to issue is One Billion (1,000,000,000), par value $0.0001 per share, and the total number of shares of Preferred Stock this corporation is authorized to issue is Twenty Million (20,000,000), par value $0.0001 per share.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

THREE:      The foregoing amendment of the Amended and Restated Articles of Incorporation has been approved by the board of directors of the Corporation.

FOUR:        The foregoing amendment of the Amended and Restated Articles of Incorporation has been approved by the holders of the requisite number of shares of the Corporation in accordance with Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares entitled to vote with respect to the foregoing amendment was 198,214,456 shares of common stock. The number of shares of common stock voting in favor of the foregoing amendment equaled or exceeded the vote required, such required vote being a majority of the outstanding voting shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: May 19, 2014

/s/ Min Xiahou

Min Xiahou, CEO

/s/ Roger Yu

Roger Yu, Secretary